Exhibit 10.2

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted because Renalytix AI plc has determined it is not material and would be competitively harmful if publicly disclosed.

EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

THIS EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT (this “Agreement”) dated as of May 30, 2018 (“Effective Date”), is entered into between ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI, a New York not-for-profit education corporation (“ISMMS”), with a place of business at One Gustave L. Levy Place, New York, New York 10029, and RENALYTIX AI, plc., a United Kingdom public limited company (“RenalytixAI”), having a place of business at Avon House, 19 Stanwell Road, Penarth, Cardiff, UK CF64 2EZ.

WHEREAS, ISMMS has created and owns co ertain data, information, technology, and intellectual property within the Field of Use (as defined below);

WHEREAS, RenalytixAI wishes to obtain from ISMMS certain rights to such data, information, technology, and intellectual property as set forth below; and

WHEREAS, ISMMS has determined that the exploitation of the data, information, technology, and intellectual property by RenalytixAI subject to the terms and conditions of this Agreement is in the best interest of ISMMS, consistent with ISMMS’s educational, research, and public health missions and goals.

NOW THEREFORE, in consideration of the mutual rights and obligations contained in this Agreement, and intending to be legally bound, the parties hereby agree as follows:

1. DEFIN1TIONS.

1.1 “Access Period” means the period ending on the tenth (10th) anniversary of the Effective Date. If, prior to the expiration of the Access Period, both parties express a desire to extend such Access Period by each party notifying the other party of its respective desire to so extend, the parties shall negotiate in good faith the extension thereof for a reasonably acceptable period on reasonably acceptable terms.

1.2 “Affiliate” means, with respect to a party, any entity that controls or is controlled by such party, or is under common control with such party. For purposes of this definition, an entity shall be deemed to control another entity if it owns or controls, directly or indirectly, at least fifty percent (50%) of the voting equity of the other entity (or other comparable interest for an entity other than a corporation). Notwithstanding the foregoing, for purposes of this definition, any stockholder of RenalytixAI (which stockholder is a venture capital fund, venture capital operating company, private equity fund or individual), and any portfolio company of any such stockholder (or of any other entity that shares the same management company with the stockholder), or any group of such stockholders, shall not be deemed to “control” or to be “under common control with” RenalytixAI and shall not be an Affiliate of RenalytixAI. For purposes of this Agreement, as of the Effective Date, (i) the Affiliates of ISMMS include MSHS, the Mount Sinai Hospital, Beth Israel Medical Center, St. Luke’s-Roosevelt Hospital Center, and The New York Eye and Ear Infirmary, and (b) Renalytix AI, Inc., a Delaware corporation, is an Affiliate of RenalytixAI.

1.3 “Alliance Manager” has the meaning ascribed to it in Section 7.1.

1.4 “Applicable Royalty Rate” means the percentage, which shall not be [*], negotiated in good faith by the parties.

1.5 “Artificial Intelligence” means the recurring iterative process of (i) [*].

1.6 “CLIA” means the Clinical Laboratory Improvement Amendments of 1988, as amended from time to time.

1.7 “Commercial Sale” means any bona fide transaction with a third party (including ISMMS) for which consideration is received for the sale, use, lease, transfer or other disposition of a Licensed Product by or on behalf of RenalytixAI or Sublicensees.

1.8 “Commercialization” means any and all activities related to the manufacturing, promotion, distribution, marketing, offering for sale and selling of or otherwise granting rights to a product or service, including advertising, educating, planning, obtaining, supporting and maintaining pricing and reimbursement approvals and Regulatory Authorizations, pricing, price reporting, marketing, promoting, detailing, storing, handling, shipping, distributing, importing, exporting, using, offering for sale, or selling a product or service anywhere in the world. When used as a verb, “Commercialize” means to engage in Commercialization.

1.9 “Commercially Reasonable Efforts” means, with respect to RenalytixAI’s obligations under this Agreement, the diligent and ongoing dedication and expenditure of efforts, money, personnel and other resources reasonably necessary, to fulfill the applicable obligations. Such efforts must be documented and consistent with those that companies of similar size, type, and position have reasonably used in actively and diligently pursuing the Development or Commercialization of a similarly situated product or service at a similar stage of Development or Commercialization as the applicable Licensed Product for similar activities. In determining Commercially Reasonable Efforts with respect to a particular Licensed Product, RenalytixAI may not reduce such efforts due to the competitive, regulatory or other impact of any other product or service that is Developed, Commercialized, or controlled by RenalytixAI or Sublicensees.

1.10 “Confidential Information” has the meaning assigned in Section 9.1.

1.11 “Data Access Agreement” means the agreement entered into pursuant to Section 3.6.

1.12 “De-identified” means data, materials and any other documentation derived from individually identifiable protected health information (“PHI”) that meets the standard for de-identification under HIPAA.

1.13 “Development” means any and all activities related to researching or developing a product or a service, including preclinical and clinical research, testing and development activities relating to the development of a product or service, submission of information and applications to a Regulatory Authority, including quality assurance and quality control development, statistical analysis, clinical studies (including pre and post Regulatory Approval studies), and activities relating to obtaining Regulatory Approvals, but excluding Commercialization activities. When used as a verb, “Develop” means to engage in Development.

1.14 “Diagnosis” means the diagnosis, prognosis, monitoring, determination of predisposition, recurrence or response to therapy, clinical management or selection of treatment.

1.15 “Effective Date” has the meaning ascribed to it in the preamble in the first (1st) paragraph of the Agreement.

1.16 “Exclusive Period” means the period ending on the seventh (7th) anniversary of the Effective Date.

1.17 “Existing Third Party Agreements” means the agreements listed on Exhibit A (as amended or modified from time to time).

1.18 “Fair Market Value” means (a) in the case of arm’s length sale of a Licensed Product, (i) the cash consideration that RenalytixAI or Sublicensee has realized from such sale, or (ii) if there have been no such sales or such sales have been insufficient, the cash consideration that RenalytixAI or Sublicensee would have realized from an unaffiliated, unrelated buyer in an arm’s length sale of Licensed Product in the same quantity, under the same terms, and at the same time and place as the sale for which Fair Market Value is being determined; (b) in the case of non cash consideration received in a sale of a Licensed Product or in a transaction giving rise to Sublicense Income, the cash value of such consideration; or (c) in the case of determining the portion of proceeds from an issuance of equity to be included in Sublicense Income, the value of the issued equity as then most recently determined under U.S. Internal Revenue Code § 409A for purposes of the RenalytixAI’s equity grants (or, if the class of equity issued has not then been so valued, then a value based on the value of a class of equity that has been so valued, taking into account differences between the rights and preferences of the class of equity issued and those of the class of equity then most recently valued).

1.19 “FDA” means the United States Food and Drug Administration, or any successor entity thereto.

1.20 “Field of Use” means the application of Artificial Intelligence for Diagnosis of Renal Indications. Notwithstanding the foregoing, the Field of Use excludes the application of Artificial Intelligence to determine or identify one or more features (including biomarkers), without applying Artificial Intelligence to correlate such feature(s) alone or with other data or information, that may have application for the Diagnosis of Renal Indications.

1.21 “First Commercial Sale” means the first sale of a Licensed Product by RenalytixAI or its Sublicensees to customers in any country after applicable marketing approvals (if any) have been granted by the applicable governing health authority.

1.22 “Good Clinical Practices” means, where applicable, the then-current standards, practices and procedures for good clinical practices in the conduct of clinical trials, including adequate human subject protections, as promulgated by the FDA and other applicable Governmental Authorities, such as set forth in, “International Conference on Harmonization—Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” or as otherwise required by applicable Law.

1.23 “Good Laboratory Practices” means, where applicable, the then-current standards, practices and procedures for good laboratory practices by facilities that perform non-clinical (including pre-clinical) laboratory studies, as promulgated by the FDA and other applicable Governmental Authorities, including as set forth in 21 C.F.R. Part 58, or as otherwise required by applicable Law.

1.24 “Good Manufacturing Practices” means, where applicable, the then-current standards, practices and procedures for the manufacture of medical devices, as applicable to the Licensed Products (including the practices of and methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packaging, sterilizing, labeling, testing or holding of the Licensed Products), as promulgated by the FDA and other applicable Governmental Authorities, including, as applicable, as set forth in 21 C.F.R. Parts 210, 211, and 820, or as otherwise required by applicable Law.

1.25 “Governmental Authority” means any supranational, national, federal, state, provincial, local or foreign entity of any nature exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission, court, tribunal, judicial body or instrumentality of any union of nations, federation, nation, state, municipality, county, locality or other political subdivision thereof.

1.26 “Gross Sales” means the gross invoice price, or in the event there is no invoice price, the contract price charged to a third party by RenalytixAI or Sublicensees, as applicable, for Commercial Sales, prior to any discounts or other list price reductions granted. A Licensed Product shall be considered sold for purposes of calculating Gross Sales when it is invoiced or paid for, whichever occurs earlier. In the event RenalytixAI, its Affiliate, or Sublicensee transfers a Licensed Product to a third party in a bona fide arm’s length transaction, for any consideration other than cash, then the Gross Sales price for such Licensed Product shall be deemed to be the standard invoice price then being invoiced by RenalytixAI, its Affiliate, or Sublicensee, as applicable, in an arm’s length transaction with similar companies under similar circumstances. In the absence of such standard invoice price, then the Gross Sales price shall be the Fair Market Value of the Licensed Product. Notwithstanding the foregoing, Gross Sales shall exclude [*].

1.27 “Health Care Law” means all applicable laws relating in any way to patient care and human health and safety, including such laws pertaining to: (a) the Development and Commercialization of diagnostics and medical devices, including, without limitation, the United States Food, Drug and Cosmetic Act, the Public Health Service Act the regulations promulgated thereunder (including with respect to Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices), and equivalent applicable Laws of other Governmental Authorities; and (b) the reimbursement and payment for health care products and services including any United States federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), and programs and arrangements pertaining to providers of health care products or services that are paid for by any governmental authority or other entity, including the federal Anti Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), 42 U.S.C. § 1320a-7 and 42 U.S.C. § 1320a-7a and the regulations promulgated pursuant to such statutes, Medicare (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder, and equivalent applicable Laws of other Governmental Authorities; and (c) the privacy and security of patient-identifying information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) and the regulations promulgated thereunder and equivalent applicable Laws of other Governmental Authorities; in each of the foregoing (a) through (c), as may be amended from time to time.

1.28 “HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) and the rules and regulations promulgated under its authority, as amended from time to time.

1.29 “Infringement Action” means any threatened, pending, or ongoing action, claim, litigation, or proceeding (other than oppositions, cancellations, interferences, reissue proceedings, or reexaminations), respecting any Licensed Patent Right and/or Licensed Product, whether initiated by or against a Party, its Affiliate or Sublicensee.

1.30 “ISMMS Data Warehouse” means the ISMMS curated data repository containing detailed inpatient and outpatient data extracted from ISMMS transactional systems nightly, transformed and loaded into structured form for analysis.

1.31 “Joint Steering Committee” or “JSC” means the joint steering committee, comprising representatives of ISMMS and RenalytixAI, described in Section 7.2

1.32 “Jurisdiction” means a geographic area (e.g. country or region) in which any Licensed Product is Developed and/or Commercialized.

1.33 “License Fee” has the meaning ascribed to it in Section 4.1.

1.34 “Licensed Copyrights” means all copyrights (whether registered or not), applications therefor, moral rights and other rights associated with original works of authorship (whether by statute, common law or otherwise) in and to the Licensed Technology.

1.35 “Licensed Information” means, collectively, (a) patient health and medical records, (b) clinical records, (c) appointment, admission, transfer, discharge, observation, testing, treatment, medication, medical device and outcome data, (d) genetic or genomic data, and (e) related data and information, clinical annotations and other notes regarding any of the foregoing, in each case (i) regarding any Renal Indication, (ii) in de-identified form, and (iii) owned or controlled by ISMMS or its Affiliates on the Effective Date or any time thereafter through the end of the Access Period to the extent such foregoing data is within the ISMMS Data Warehouse, as described in greater detail pursuant to the Data Access Agreement. For clarity, the categories of data and information to be provided as Licensed Information are listed on Exhibit B.

1.36 “Licensed IP Rights” means the Licensed Copyrights, Licensed Know-How Rights, and Licensed Patent Rights.

1.37 “Licensed Know-How Rights” means all the know-how rights in and to the Licensed Technology.

1.38 “Licensed Patent Rights” means, collectively, (a) all United States or foreign patent applications (i) that claim or cover Licensed Technology conceived after the Effective Date and that are subject to an exercised RenalytixAI Option or (ii) those listed in Exhibit D; (b) any and all patents issuing from the foregoing, including utility models, petty patents, innovation patents, design patents and certificates of invention; and (c) including any and all claims of continuation-in-part applications that claim priority to the United States patent applications, but only where such claims are directed to inventions disclosed in the manner provided in the first paragraph of 35 U.S.C. § 112 in such United States patent applications, and such claims in any patents issuing from such continuation-in-part applications (d) all past, present or future United States or foreign patents heretofore or hereafter issued from any of the foregoing patent applications, including utility models, petty patents, innovation patents, design patents and certificates of invention, (e) all reissues, reexaminations, renewals, restorations, substitutions, extensions, divisionals, continuations and supplementary protection certificates of any of the foregoing patent applications or patents, (f) all confirmation patents, registration patents or patents of addition based on any of the foregoing patents, and (g) all foreign counterparts of any of the foregoing, or as applicable portions thereof.

1.39 “Licensed Product” means a product, service or process which (a) if made, used, offered for sale, sold, imported or practiced (absent the license granted hereunder) would infringe the Licensed Patent Rights, (b) embodies, contains, incorporates, uses, or is made by the use of either the Licensed Information or Licensed Technology, or (c) is derived in whole or in part through the use of the Licensed Information or Licensed Technology.

1.40 “Licensed Product Data” means data (including clinical utility data) that is possessed, owned or controlled by RenalytixAI, or Sublicensees directly relating to any Licensed Product and generated after the Effective Date.

1.41 “Licensed Technology” means all discoveries, inventions, developments, processes, procedures, methods, processes, protocols, techniques, systems, platforms, architecture, algorithms, software, works of authorship, and specifications in all foregoing cases (a) in the Field of Use that are conceived, in whole or in part, by ISMMS or its Affiliates on or after the Effective Date through the end of the Access Period or (b) are listed in Exhibit E.

1.42 “MSHS” means Mount Sinai Health System, Inc., a New York not for profit corporation.

1.43 “Net Sales” means, with respect to a Licensed Product, the Gross Sales of such Licensed Product less the following deductions to the extent they are included in the gross invoiced sale price of the Licensed Product or otherwise directly paid or incurred by RenalytixAI or its Sublicensees with respect to such sale of the Licensed Product:

[*].

1.44 “Patent Jurisdictions” means the list of Jurisdictions of Exhibit C, as may be amended by the parties through separate further written agreement signed by both parties.

1.45 “Predictor” means one or more of a supervised decision tree, supervised simulated annealing, a supervised artificial neural network, a supervised evolutionary algorithm, a supervised support vector machine, a supervised cluster algorithm, a supervised Naive Bayes classification algorithm, a supervised Baysesian Network algorithm, a supervised ensemble algorithm, a supervised reinforcement learning algorithm, or a supervised instance-based learning algorithm, known as of the Effective Date or that becomes known at any time during the Access Period, which will be discussed in good faith and added to this Agreement by mutual agreement of the parties after recommendation from the JSC pursuant to Section 7.2.2 during the Access Period.

1.46 “Prosecution” means the filing, preparation, prosecution (including any interferences, reissue proceedings, reexaminations, and oppositions), extension, term adjustment, and maintenance (including inter partes reviews) of Licensed Patents. When used as a verb, “Prosecute” means to engage in Prosecution.

1.47 “Quarterly Reports” has the meaning assigned in Section 4.6.1.

1.48 “Regulatory Approval” means, with respect to a particular country or regulatory jurisdiction, any and all approvals, clearances or other authorizations to develop, distribute, test, use, make, transport, store or commercialize a particular Licensed Product in the Field of Use in such country or regulatory jurisdiction, including all amendments and supplements thereto.

1.49 “Regulatory Authority” means any Governmental Authority (including the FDA) that is responsible for overseeing the development, testing, use, making, transport, Regulatory Approval, storage or commercialization of a Licensed Product.

1.50 “Regulatory Filings” means, with respect to a particular country or regulatory jurisdiction, any and all applications for, notifications or other submissions made to or with a Regulatory Authority that is necessary or reasonably desirable to develop, test, use, make, transport, store or commercialize a particular Licensed Product in the Field of Use in such country or regulatory jurisdiction, whether made before or after receipt of approval, clearance or other authorization in such country or regulatory jurisdiction, including all amendments and supplements thereto.

1.51 “Reimbursement Approval” means, (a) with respect to a particular country or regulatory jurisdiction, any and all pricing and reimbursement approvals of the applicable Regulatory Authority in such country or regulatory jurisdiction that are necessary or reasonably desirable to commercialize a Licensed Product in such country or regulatory jurisdiction, or (b) with respect to a third party insurer or payor (other than a Regulatory Authority), the establishment of a reimbursement rate by such third party for the purchase and use of a Licensed Product in any one or more jurisdiction.

1.52 “ Renal Indications” means any renal or kidney disease, state or condition (whether acute or chronic) in humans, excluding renal cell carcinoma (all types), transitional cell carcinoma, Wilms tumor (nephroblastoma), renal sarcoma, renal adenoma, oncocytoma and angiomyolipoma.

1.53 “RenalytixAI Option” has the meaning ascribed to it in Section 3.1.5.

1.54 “Royalty Term” means, on a Licensed Product-by-Licensed Product basis the period from the First Commercial Sale of such Licensed Product until the expiration of the last Valid Claim of a Licensed Patent covering such Licensed Product.

1.55 “Royalty Free Practitioner” means those individuals listed in Exhibit F, as may be amended by ISMMS from time to time through written notice to RenalytixAI, and any partner or associate who practices medicine with one or more of those individuals listed in Exhibit F, only for such time as he or she is engaged in a bona fide medical practice with one or more of those individuals listed in Exhibit F.

1.56 “Standard Accounting Practices” means, with respect to an entity, the standard internal accounting practices, policies and procedures, all in accordance with generally accepted accounting principles, applied on a consistent basis for such entity and its Affiliates.

1.57 “Sublicense Income” means any consideration that RenalytixAI receives, directly or indirectly, from any Sublicensee or other third party in consideration of a Sublicense or otherwise in consideration of any of the rights granted to RenalytixAI under this Agreement (including any option or contingent right to obtain a sublicense or other right), that is not an earned royalty a portion of which will be payable to ISMMS as provided in Section 4.3, including but not limited to any fixed fee, option fee, license fee, maintenance fee, milestone payment, unearned portion of any minimum royalty payment, equity in connection with the grant of a sublicense, joint marketing fee; intellectual property cross license, settlement agreement; research and development funding in excess of RenalytixAI’s reasonable cost of performing such research and development, in each case given or exchanged for a sublicense or otherwise in consideration of any of the rights granted to RenalytixAI under this Agreement, regardless of how RenalytixAI and Sublicensee characterize such payments or consideration. To the extent the Licensed Patent Rights are sublicensed together with any other technology OT intellectual property rights, Sublicense Income shall be reasonably apportioned to reflect the relative value of each.

1.58 “Sublicensee” means any entity that enters into an agreement or arrangement with RenalytixAI, or receives from RenalytixAI a sublicense grant, or an option for a sublicense grant, to exercise any of the rights granted to RenalytixAI by ISMMS hereunder (such agreement, arrangement, or license, or amendments thereto herein referred to as a “Sublicense”) to Commercialize or have Commercialized, or otherwise exploit a Licensed Product, subject to any then-current applicable article, item, service, technology, and technical data-specific requirements of the U.S. export Laws. For clarity, a sublicense to Commercialize or have Commercialized a Licensed Product may (but is not required to) include a sublicense to Develop or have Developed such Licensed Product.

1.59 “Term” means the term of this Agreement which will commence on the Effective Date and expire upon the later of (i) the Access Period or (ii) expiration of the last Royalty Term for the last Licensed Product, unless terminated earlier pursuant to Article 11.

1.60 “Territory” means worldwide.

1.61 “Test Data” means, on an iterative optimization step-by-iterative optimization step basis, Licensed information not used in the optimization of a Predictor.

1.62 “Training Data” means, on an iterative optimization step-by-iterative optimization step basis, Licensed Information used in the optimization of a Predictor.

1.63 “Valid Claim” means either (a) a claim of an issued and unexpired patent included within the Licensed Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other Governmental Authority of competent jurisdiction, unappealable or unappealed (except by petition for writ of certiorari to the Supreme Court of the United States or to the highest applicable court) within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise, or (b) a claim of a pending patent application included within the Licensed Patent Rights filed in good faith and pending for less than [*] from the first substantive office action on the merits of such patent application, and has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application.

2. REPRESENTATIONS.

2.1 By Each Party. Each party represents and covenants to the other party as follows:

2.1.1 Organization. Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized;

2.1.2 Authorization and Enforcement of Obligations. Such party (a) has the requisite power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; and (b) has taken all requisite action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

2.1.3 Consents. All necessary consents, approvals and authorizations of all Governmental Authorities and other persons or entities required to be obtained by such party in connection with the execution and delivery of this Agreement have been obtained.

2.1.4 No Conflict. The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws, regulations or orders of any Governmental Authority; and (b) do not conflict with, or constitute a default under, any contractual obligation of such party.

2.1.5 Health Care Law. Such party, and its Affiliates, agents, and employees who are or shall be involved in the performance of this Agreement, have not been, and during the Term of this Agreement shall not be, debarred, excluded or disqualified (or convicted of any crime or engaged in any conduct for which debarment, exclusion or disqualification is mandated) under any Health Care Law, including pursuant to 21 U.S.C. § 335a.

2.2 By RenalytixAI. RenalytixAI represents and covenants to ISMMS as follows:

2.2.1 RenalytixAI, and its Affiliates, agents, and employees involved in the performance of this Agreement, shall perform this Agreement in full compliance with all applicable Health Care Laws and RenalytixAI shall notify ISMMS in writing immediately in the event of a violation of any of the foregoing, and shall, remove the person or entity involved in such violation from performing any role under this Agreement.

2.3 By ISMMS. ISMMS represents and covenants to RenalytixAI, to its knowledge, as follows:

2.3.1 ISMMS, and its Affiliates, agents, and employees involved in the performance of this Agreement, shall perform this Agreement in full compliance with all applicable Health Care Laws and ISMMS shall notify RenalytixAI in writing immediately in the event of a violation of any of the foregoing, and shall, remove the person or entity involved in such violation from performing any role under this Agreement;

2.3.2 With the understanding that ISMMS has not sought opinion of counsel, it is the sole and exclusive owner of the Licensed Information, Licensed Technology and Licensed IP Rights, and except as explicitly provided for herein, has not directly or indirectly granted or permitted any rights therein that would conflict with the rights granted to RenalytixAI hereunder; and

2.3.3 As of the Effective Date, that (a) the Licensed IP Rights have not been held by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, (b) the Licensed IP Rights are not subject to any challenge regarding ownership, patentability, validity or enforceability, and (c) ISMMS is not aware of any pending challenge to any Licensed IP Right.

2.4 DISCLAIMER OF WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS SECTION 2 THE LICENSED IP, LICENSED TECHNOLOGY AND LICENSED INFORMATION, AND ANY OTHER TECHNOLOGY OR INFORMATION PROVIDED OR LICENSED UNDER THIS AGREEMENT ARE PROVIDED ON AN “AS IS” BASIS; AND NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATIONS OR WARRANTIES REGARDING VALIDITY, ACCURACY, COMPLETENESS, PERFORMANCE, ENFORCEABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, COMMERCIAL UTILITY, SCOPE, TITLE, OR NONINFRINGEMENT WITH RESPECT THERETO.

2.4.1 NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, ISMMS’S AGGREGATE LIABILITY UNDER THIS AGREEMENT SHALL NOT EXCEED AN AMOUNT EQUAL TO THE MAXIMUM AMOUNT OF ALL PAYMENTS MADE BY RENALYTIXAI TO ISMMS PURSUANT TO ARTICLE4 DURING THE FULL CALENDAR YEAR DURING WHICH RENALYTIXAI PAID TO ISMMS THE HIGHEST AGGREGATE AMOUNT PURSUANT TO THAT ARTICLE 4.

2.4.2 WITHOUT LIMITING THE GENERALITY OF ANYTHING IN THIS ARTICLE 2, NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS: (A) A WARRANTY OR REPRESENTATION BY ISMMS THAT ANYTHING MADE, USED, SOLD, OFFERED FOR SALE, DISTRIBUTED, OR AS APPLICABLE PUBLICLY

PERFORMED, PUBLICLY DISPLAYED, DERIVED FROM, OR OTHERWISE DISPOSED OF PURSUANT TO ANY LICENSE GRANTED UNDER THIS AGREEMENT IS OR WILL BE FREE FROM INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES; (B) AN OBLIGATION BY ISMMS TO BRING OR PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES FOR INFRINGEMENT, MISAPPROPRIATION, OR OTHER SIMILAR CAUSES OF ACTION RELATED TO THE LICENSED IP, LICENSED TECHNOLOGY OR LICENSED INFORMATION; OR (C) CONFERRING BY IMPLICATION, ESTOPPEL OR OTHERWISE ANY LICENSE OR RIGHTS UNDER ANY INTELLECTUAL PROPERTY RIGHTS OF ISMMS OTHER THAN AS AND TO THE EXTENT EXPRESSLY SET FORTH HEREIN.

3. LICENSE GRANT AND ACCESS.

3.1 License Grant. ISMMS, upon (i) payment by RenalytixAI to ISMMS of the License Fee in accordance with Section 4.2 and (ii) subject to the terms and conditions set forth herein shall grant RenalytixAI a worldwide, fee, milestone and royalty-bearing:

3.1.1 Exclusive, sublicensable license under the Licensed Patent Rights and registered Licensed Copyrights to Develop and Commercialize Licensed Product(s) in the Field of Use;

3.1.2 Non-exclusive License under the unregistered Licensed Copyrights and Licensed Know-How Rights to Develop and Commercialize Licensed Product(s) in the Field of Use;

3.1.3 License under the Licensed Information to Develop and Commercialize Licensed Product(s) in the Field of Use, which shall be exclusive during the Exclusivity Period, except with respect to Existing Third Party Agreements, and thereafter shall convert to a non-exclusive license automatically after the Exclusive Period; and

3.1.4 Non-exclusive, sublicenseable license under the Licensed Technology to Develop and Commercialize Licensed Product(s) in the Field of Use.

3.1.5 ISMMS grants to RenalytixAI a time-limited exclusive option to Mount Sinai’s rights in Licensed Technology (i) conceived after the Effective Date, (ii) disclosed between the parties and (iii) discussed in good faith by the JSC pursuant to Section 7.2.2 and recommended thereby to the parties for patent filing (excluding any filing of a Licensed Patent) (“RenalytixAI Option”). RenalytixAI shall have one hundred twenty (120) days from receipt of notice of each such Licensed Technology to elect in writing to exercise its option to such Licensed Technology. Upon exercise of any RenalytixAI Option, the parties will amend the relevant exhibit of this Agreement to include the patent rights covering such patentable Licensed Technology as a Licensed Patent Right hereunder promptly after filing the relevant patent. Should RenalytixAI decline or otherwise fail to exercise its option during the applicable one hundred twenty (120) day option period, ISMMS will be free to dispose of its interest in the relevant technology and patent rights without further obligation to RenalytixAI, and such technology subject to such option shall no longer be considered Licensed Technology hereunder. ISMMS shall not knowingly grant to a third party any license to Licensed Technology prior to the expiry of the one hundred twenty (120) day option period.

3.1.6 It is the parties’ intent that the total consideration received by ISMMS hereunder reflect fair market value for the licenses granted hereunder and that the parties mutually agree that the total consideration received by ISMMS hereunder, at the time of execution of this Agreement, will result in a fair market value transaction. In order to achieve the foregoing, the Applicable Royalty Rate for each Licensed Product shall be negotiated in good faith by the parties to reflect fair market value and comply with Internal Revenue Procedure Ruling 97-14 or successor IRS guidance after the Licensed Technology associated with any Licensed Product is actually conceived and subsequently optioned hereunder. With respect to the Licensed Product that shall be clinically validated by the parties pursuant to a further clinical validation agreement and subject to the Clinical Utility Study described in Section 4.14 such Applicable Royalty Rate is [*]. Further, for clarity, it is the intent of the parties that Licensed Products derived from Licensed Technology shall have patent protection and be covered, at least in part, by Licensed Patents and that ISMMS shall be entitled to royalty payments for sales of all Licensed Products.

3.2 Sublicensing. With respect to the licenses granted to RenalytixAI pursuant to Sections 3.1.1, 3.1.2 and 3.1.3, RenalytixAI shall have the right to grant sublicenses provided that, any and all such Sublicenses shall be:

(a) granted only pursuant to written agreements, which will be subject and subordinate to the terms and conditions of this Agreement;

(b) terminable automatically on termination of the Agreement; provided, however, in the event this Agreement was terminated by ISMMS and further provided that a Sublicensee is not in material breach of the terms of the Sublicense granted to it by RenalytixAI, and Sublicensees actions or inactions did not directly cause a material breach of this Agreement by RenalytixAI that led to the termination of this Agreement, then ISMMS will make reasonable efforts to negotiate and execute a direct license with the Sublicensee on the same or similar terms to either such Sublicense or this Agreement in the sole discretion of ISMMS.

(c) expressly identify ISMMS as a third-party beneficiary;

(d) obligate the Sublicensee to abide by and be subject to the applicable terms, conditions, and limitations of this Agreement;

(e) expressly prohibit the Sublicensee from granting further sublicenses and declare any such purported grant of a further sublicense to be invalid and unenforceable;

(f) prohibit Sublicensee from making payments in exchange for receipt of Sublicense rights, e.g. royalty payments, into an escrow or similar account or to any third party;

(g) cause the Sublicensee to comply with the provisions of Section 11.2.4 to the same extent RenalytixAI is required to comply and include a provision providing for the termination of the Sublicense, upon written request by ISMMS, in the event that the Sublicensee does not so comply;

(h) provide that, in the event of any inconsistency between the Sublicense and this Agreement, this Agreement shall control;

(i) obligate the Sublicensee to submit reports to ISMMS consistent with the reporting provisions of RenalytixAI provided for herein;

(j) be written in the English language (for clarity, this is a reference to the original Sublicense as executed; provision of a translation to ISMMS shall not satisfy this requirement);

(k) comply with any marking requirements of the intellectual property laws of the applicable countries in the Territory, and particularly agrees to permanently mark all Licensed Products made, used, reproduced, or sold under the terms of this Agreement, or their respective containers; and

(l) specify that New York law shall control any dispute arising under such Sublicense, and that jurisdiction for resolving any such dispute shall be New York City, New York State.

3.2.1 If RenalytixAI enters into any agreement, arrangement, or license purporting to grant rights to any Licensed Technology, Licensed Information or Licensed IP Rights, that does not comport with the requirements of this Section 3.2 or is otherwise inconsistent with the terms and conditions of this Agreement, such agreement, arrangement, or license shall be null and void. RenalytixAI acknowledges and agrees that entering into such an agreement, arrangement, or license constitutes a material breach of this Agreement.

3.2.2 RenalytixAI shall provide a draft copy of any proposed Sublicense to ISMMS at least [*] before execution to allow ISMMS to comment on the terms of the sublicense, and RenalytixAI will not enter into such Sublicense without ISMMS’ written approval. RenalytixAI shall furnish ISMMS with a fully executed copy of such Sublicense agreement, within [*] after its execution, which copy may be redacted to exclude financial and other sensitive terms so long as ISMMS can, after such redaction, reasonably determine compliance of the Sublicense with the terms provided for herein and the previously provided draft sublicense, and shall be Confidential Information of RenalytixAI hereunder. ISMMS shall keep any such copies of sublicense agreement in its confidential files and shall use them solely for the purpose of monitoring RenalytixAI’s and Sublicensee’s compliance with their obligations hereunder and enforcing ISMMS’s rights under this Agreement.

3.2.3 RenalytixAI hereby agrees to remain fully liable under this Agreement to ISMMS for the performance or non-performance under this Agreement and any relevant Sublicense. No such Sublicense or attempt to obtain a Sublicense shall relieve RenalytixAI of its obligations hereunder to exercise its Commercially Reasonable Efforts, directly or through a Sublicensee, to Develop and Commercialize Licensed Products, nor relieve RenalytixAI of its obligations to pay ISMMS any and all license fees, royalties and other payments due under this Agreement.

3.3 Retained Rights. Notwithstanding anything to the contrary in this Agreement, the grants provided hereunder are subject to and contingent upon RenalytixAI’s compliance with all of its obligations hereunder including, but not limited to, the payment to ISMMS of all consideration required under this Agreement, and further ISMMS shall have, and hereby reserves all rights outside the Field of Use to practice Licensed IP Rights and Licensed Information. Further, within the Field of Use, ISMMS shall have and hereby reserves all rights to (i) the right to use the Licensed Information and Licensed Patent Rights and the right to grant other noncommercial entities the right to use Licensed Information, Licensed Technology and Licensed IP Rights for noncommercial research and educational purposes and in the care of patients of ISMMS, (ii) the right to use the Licensed Information, Licensed Technology and Licensed IP Rights in conducting clinical trials at ISMMS, and (iii) the right to conduct funded research, provided that ISMMS shall not (and shall not purport or attempt to) grant or permit any third party any right in the Field of Use conflicting with rights provided to RenalytixAI by ISMMS herein. Further, notwithstanding anything herein to the contrary, the licenses and other rights granted to RenalytixAI by ISMMS hereunder are subject to the Existing Third Party Agreements.

3.4 Government Rights. All rights and licenses granted by ISMMS to RenalytixAI under this Agreement are subject to (a) any limitations imposed by the terms of any grant, contract or cooperative agreement by any Governmental Authority applicable to the technology that is the subject of this Agreement, and (b) applicable requirements of 35 U.S.C. § 200 et seq., as amended, and implementing regulations and policies. Without limitation of the foregoing, RenalytixAI agrees that, to the extent required under 35 U.S.C. § 204, any Licensed Product used, sold, distributed, rented or leased by RenalytixAI or Sublicensees in the United States will be manufactured substantially in the United States. In addition, RenalytixAI agrees that, to the extent required by law including under 35 U.S.C. § 202(c)(4), the United States government is granted a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States any Licensed Patent throughout the world.

3.5 No Implied Licenses. Only licenses and rights expressly granted herein shall be of legal force and effect. No license or other right shall be created hereunder by implication, estoppel or otherwise.

3.6 Access. ISMMS shall aggregate, De-identify and transfer to RenalytixAI the Licensed Information, and maintain a traceability key to correlate Licensed Information to common patients, in accordance with the schedule and requirements set forth in Exhibit B and a mutually acceptable data access agreement to be negotiated and entered into between the parties [*] (“Data Access Agreement”).

3.6.1 [*]

3.7 Cooperation. ISMMS shall cooperate with the reasonable requests of RenalytixAI, and provide such technical assistance as reasonably requested by RenalytixAI at RenalytixAI’s expense, regarding the Licensed Information and Licensed Technology.

4. FINANCIAL TERMS.

4.1 License Fee. As partial consideration for the license and other rights granted under this Agreement, within thirty (30) days following the achievement of the milestone set forth in Section 5.1.2(a), RenalytixAI shall pay to ISMMS the nonrefundable and noncreditable license fee of Ten Million U.S. dollars ($10,000,000 USD) (“License Fee”). Notwithstanding anything herein to the contrary, if RenalytixAI fails to pay the License Fee within [*] following the date set forth above, ISMMS may terminate this Agreement effective immediately upon written notice to RenalytixAI.

4.2 Milestone Payments. As additional consideration for the license and other rights granted under this Agreement, within [*] following the first achievement of each of the following milestone events, RenalytixAI shall give written notice to ISMMS and shall pay to ISMMS the corresponding non-refundable and noncreditable milestone payments:

MILESTONE EVENT	MILESTONE PAYMENT
Worldwide Net Sales of Licensed Products in the aggregate reach Fifty Million U.S. Dollars ($50,000,000 USD)	One Million Five Hundred Thousand U.S. Dollars ($1,500,000USD)

Worldwide Net Sales of Licensed Products in the aggregate reach Three Hundred Million U.S. Dollars ($300,000,000 USD)	Seven Million Five Hundred Thousand U.S. Dollars ($7,500,000USD)

The above milestones are successive and not creditable against any other obligations of RenalytixAI.

4.3 Royalties.

4.3.1 Within [*] following the First Commercial Sale of a Licensed Product in any Jurisdiction, RenalytixAI shall give written notice to ISMMS thereof.

4.3.2 During the applicable Royalty Term, RenalytixAI shall pay to ISMMS royalties equal to the Applicable Royalty Rate times the Net Sales. In accordance with Section 3.1.6 the Applicable Royalty Rate for the Licensed Product that shall be clinically validated by the parties pursuant to a further clinical validation agreement and subject to the Clinical Utility Study described in Section 4.14 is [*].

4.3.3 If RenalytixAI, its sublicensees or their respective Affiliates is required to pay royalties to any third party in order to exercise its rights hereunder regarding a Licensed Product, then RenalytixAI shall have the right to credit [*] of such third party royalty payments against the royalties owing to ISMMS under Section 4.3.2 with respect to sales of such Licensed Product; provided, however, that RenalytixAI shall not reduce the amount of such royalties paid to ISMMS by reason of this Section 4.3.3, with respect to sales of such Licensed Product, by more than [*] and further, should application of this this Section 4.3.3 and Section 4.3.4 be applicable with respect to such Sales of such Licensed Product the amount of such royalties paid to ISMMS with respect to sales of such Licensed Product after application of both provisions, shall not be reduced by more than [*]. The parties further agree that any of the foregoing consideration does not and shall not take into account the volume or value of any business generated between the parties.

4.3.4 If a Licensed Product is sold in the form of a combination product or service containing one or more components (which may be a product or service) that itself is a Licensed Product and one or more other components that, were they not combined with such other components, is not a Licensed Product, then Net Sales of such combination shall be adjusted by multiplying the Net Sales of such combination by the fraction A/(A+B), where A is the weighted average gross invoiced price of the Licensed Products components of such combination, if sold separately, and B is the weighted average gross invoiced price of the other component(s) of such combination, if sold separately. If such other component(s) of such combination is not sold separately, then Net Sales of such combination shall be adjusted by multiplying the Net Sales of such combination by the fraction A/C, where A is the weighted average invoiced price of such Licensed Products components of such combination, and C is the weighted average invoiced price of such combination. If such Licensed Products components of such combination are not sold separately, then the parties shall discuss an appropriate allocation for the fair market value of the Licensed Product and the other components with which the Licensed Product is combined to mutually determine Net Sales relative contribution of each other component and the Licensed Product to such combination and the relative value to the end user of each component and the Licensed Product relative to each other.

4.4 Sublicense Fees. RenalytixAI shall pay to ISMMS a percentage of all Sublicense Income within [*] after receipt of such Sublicense Income.

All consideration received by RenalytixAI from any Sublicensee shall be fully auditable by ISMMS pursuant to the audit right in Section 4.9. RenalytixAI shall not receive from any Sublicensee anything of value in lieu of cash payments in consideration for any Sublicense without the express prior written consent of ISMMS. Any non-cash consideration, including, without limitation, equity in other companies or equity investments in RenalytixAI, received by RenalytixAI from any Sublicensee will be valued at its Fair Market Value as of the date of receipt by RenalytixAI for purposes of calculating Sublicense Income. RenalytixAI shall not sell or transfer, voluntarily or involuntarily, to a third party any of RenalytixAl’s interest in any portion of any future sublicensing revenues under any Sublicense without the prior written consent of ISMMS. For clarity, any fees or payments paid to RenalytixAI by a Distributor as consideration for the license grant under this Agreement are deemed Sublicense Income.

4.5 The percentage of consideration of Sublicense Income paid to ISMMS that is received by RenalytixAI or its Affiliates shall be as follows:

Sublicense Income Event	Percentage of Sublicense Income
[*]	Twenty-Five Percent (25%)

[*]	Fifteen Percent (15%)

4.6 Royalty Reports.

4.6.1 Within [*] after the end of each calendar quarter following the First Commercial Sale of a Licensed Product by RenalytixAI, its sublicensees or their respective Affiliates, RenalytixAI shall prepare and provide ISMMS with a written report detailing the amount of Gross Sales from Commercial Sales of Licensed Products during the preceding quarter, the amount of Net Sales made during such quarter, Sublicense Income received during such quarter and the royalty payments due to ISMMS for such quarter pursuant to this Article 4.6.1 (each such report, a “Quarterly Report”). Each Quarterly Report shall include at least the following:

[*].

4.6.7 Each Quarterly Report shall be certified as true and correct by an officer of RenalytixAI and be in a form reasonably acceptable to ISMMS. With each Quarterly Report submitted, RenalytixAI shall pay to ISMMS the royalties and fees due and payable under this Agreement, to the extent not already paid. If no royalties or fees are due and payable RenalytixAI shall so report. RenalytixAI’s failure to timely submit to ISMMS payment will constitute a material breach of this Agreement. RenalytixAI will continue to deliver payment and Quarterly Reports to ISMMS after the termination or expiration of this Agreement with respect to any quarter during which this Agreement remained in effect and until such time as all Licensed Product(s) permitted to be sold after termination have been sold.

4.7 Currency Conversion. With respect to sales of Licensed Product invoiced in United States dollars, all such amounts shall be expressed in United States dollars. With respect to sales of Licensed Product invoiced in a currency other than United States dollars, all such amounts shall be expressed both in the currency in which the sale is invoiced and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the conversion rate published in The Wall Street Journal (Eastern US Edition) conversion rate, or other industry standard conversion rate approved in writing by ISMMS for the last day of the quarter for which such royalty payment is due. All royalties payable hereunder shall be calculated based on Net Sales expressed in United States dollars.

4.8 Records. RenalytixAI shall and shall cause its Affiliates and Sublicensees to keep complete, true and accurate records in sufficient detail to enable the amounts payable hereunder to be determined and shall retain such records for a period of no less than [*].

4.9 Audits. Upon the written request of ISMMS and not more than once in each calendar year, RenalytixAI shall permit an independent certified public accounting firm of nationally recognized standing, selected by ISMMS and reasonably acceptable to RenalytixAI, at ISMMS’s expense, to have access during normal business hours to such records of RenalytixAI to verify the accuracy of the payments due under the Quarterly Reports hereunder for any year ending not more than [*] prior to the date of such request. Mt. Sinai shall cause its accounting firm to retain all financial information subject to review under this Section 4.7 in strict confidence; provided, however, that RenalytixAI shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with RenalytixAI regarding such financial information. The accounting firm shall disclose to Mt. Sinai only whether the reports are correct or not and the specific details concerning any discrepancies. The accounting firm shall disclose to ISMMS only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. If such accounting firm concludes that additional payments were owed during the audited period, RenalytixAI shall pay such additional payments within [*] after the date ISMMS delivers to RenalytixAI such accounting firm’s written report so concluding. The fees charged by such accounting firm shall be paid by ISMMS; provided, however, should such inspection lead to the discovery of at least a [*] discrepancy in reporting to ISMMS’s detriment, RenalytixAI shall pay the reasonable fees and expenses charged by such accounting firm.

4.10 Annual Data Transfer Fee. Within thirty (30) days after the end of the Exclusive Period and each anniversary thereof during the remainder of the Access Period, RenalytixAI shall pay to ISMMS the nonrefundable and noncreditable annual data transfer fee of Fifty Thousand U.S. dollars ($50,000 USD).

4.11 Withholding Taxes. RenalytixAI shall not be entitled to deduct from the royalty payments otherwise due to ISMMS hereunder the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such royalty payments that are required to be withheld by RenalytixAI, to the extent RenalytixAI pays to the appropriate Governmental Authority on behalf of ISMMS such taxes, levies or charges. ISMMS shall use reasonable efforts to assist RenalytixAI to minimize any such taxes, levies or charges. RenalytixAI promptly shall deliver to ISMMS proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such Governmental Authority with respect thereto.

4.12 Payment Method. All dollar amounts referred to in this Agreement are expressed in United States dollars. All payments by RenalytixAI to ISMMS hereunder shall (i) make reference to AGR-15250 and (i) be in United States dollars without deduction of exchange, collection, wiring fees, bank fees, or any other charges in immediately available funds and shall be made by wire transfer from a United States bank located in the United States to the following bank account of:

[*]

4.13 Late Payments. In the event royalty payments or other fees are not received by ISMMS when due hereunder, RenalytixAI shall pay to ISMMS interest charges that will accrue interest until paid at a rate equal to [*] percentage points above the U.S. Prime Rate, as reported in the Wall Street Journal, Eastern Edition from time-to-time (or the maximum allowed by law, if less), calculated on the number of days such payment is overdue. In the event that the interest rate is not allowable under law, the interest rate shall be the maximum rate allowable under the law.

4.14 Clinical Utility Study. In accordance with applicable law, and subject to (i) payment by RenalytixAI to ISMMS of the License Fee in accordance with Section 4.1, (ii) successful retrospective clinical validation, and (iii) negotiation in good faith and execution of a further written clinical utility study agreement executed by both parties, the parties shall carry out an IRB approved clinical utility study for a diagnostic test utilizing biomarker guided artificial intelligence techniques for detecting renal functional decline (“Clinical Utility Study”). It is the parties’ present intention that the Clinical Utility Study shall include a budget in accordance with all ISMMS rules and guidelines for same, including, without limitation appropriate overhead costs (the “Budget”). RenalytixAI shall be responsible funding the Budget of the Clinical Utility Study, currently estimated at [*]

net of ISSMS’s obligation for diagnostic tests as provided for herein; and that ISMMS shall be responsible for purchasing diagnostic tests from RenalytixAI for the Clinical Utility Study at no more than the price that RenalytixAI will charge others [*]. It is expected that the final agreement between the parties regarding the Clinical Utility Study will address issues, including, but not limited to: (a) if at any time during the Term the diagnostic test associated with the Clinical Utility Study receives a Centers for Medicare and Medicaid national coverage decision, ISMMS’s ongoing obligations with regard to payment or purchase of any such diagnostic test pursuant to this Section 4.14 shall terminate automatically without further notice; (b) if the Clinical Utility Study is completed or terminated prior to administration of [*] diagnostic tests on ISMMS Clinical Utility Study subjects, ISMMS shall have no obligation to purchase additional tests and RenalytixAI shall have no obligation to fund the remaining Budget; and/or (c) if appropriate ISMMS may seek reimbursement for the diagnostic tests from patients or third party insurers which it shall be entitled to retain. [*].

5. RENALYTIXAI COVENANTS.

5.1 Diligence.

5.1.1 RenalytixAI shall use no less than Commercially Reasonable Efforts to Develop and Commercialize Licensed Products in the Territory during the Term. RenalytixAI shall maintain such active diligent Commercially Reasonable Efforts to Develop and Commercialize the Licensed Products at all times throughout the Term.

5.1.2 Without limiting the generality of the foregoing, RenalytixAI shall achieve the following milestones as part of its Commercially Reasonable Efforts to Develop and Commercialize the Licensed Products:

(a) The closing of equity or convertible debt financing(s) of RenalytixAI with aggregate proceeds (net of commissions, finders’ fees and the like) received by RenalytixAI of not less than $25,000,000 within six (6) month after the Effective Date;

(b) The First Commercial Sale of the first Licensed Product within thirty-six (36) months after achievement of the milestone set forth in Section 5.1.2(a); and

(c) The First Commercial Sale of the second Licensed Product within sixty (60) months after achievement of the milestone set forth in Section 5.1.2(a)

5.1.3 Additionally, with respect to each Licensed Patent Right obtained by RenalytixAI on or after the Effective Date of this Agreement pursuant to an exercised RenalytixAI Option, RenalytixAI shall use Commercially Reasonable Efforts to Develop and Commercialize a Licensed Product corresponding to such Licensed Patent Right, and shall achieve a First Commercial Sale of such Licensed Product within the time period presented by the JSC and mutually agreed by the parties at or prior to RenalytixAI exercising the applicable RenalytixAI Option.

5.1.4 Failure to Achieve Due Diligence Events. If RenalytixAI fails to exercise Commercially Reasonable Efforts to achieve the above due diligence obligations or, if despite consistent use of Commercially Reasonable Efforts, RenalytixAI is unable to achieve the due diligence event set forth in Article 5.1.2(a), then ISMMS at its option, in its sole discretion, may: (a) terminate this Agreement in whole or in in accordance with Section 11.2; (b) convert the Agreement in whole or in part to non-exclusive license status immediately upon providing notice to such effect to RenalytixAI (in such event no amendment or further writing will be required to convert the Agreement to non-exclusive status); (c) meet with RenalytixAI to arrange for revision of the due diligence events; or (d) require that RenalytixAI sublicense the Agreement in whole or in part to a party selected by ISMMS. It is agreed and understood that in the event RenalytixAI fails to achieve the due diligence events set forth above and has not consistently used Commercially Reasonable Efforts to do so, then ISMMS may exercise any and all remedies available at law or otherwise. Notwithstanding the foregoing, on a Licensed Product-by-Licensed Product basis, in the event that RenalytixAI (1) anticipates that it will be unable to achieve any due diligence event set forth in either (i) Section 5.1.2(b)-(c), or (ii) any due diligence event agreed to by the parties pursuant to 5.1.3 above, and (2) RenalytixAI notifies ISMMS in writing prior to the occurrence of same, and (3) if such anticipated failure is due to bona fide and documented scientific, technical or regulatory events or requirements that are unforeseen and out of control of RenalytixAI, and if (4) RenalytixAI has demonstrated Commercially Reasonable Efforts to achieve such due diligence event, then the parties shall negotiate in good faith, for a period not to exceed [*], to agree on a reasonable extension of time for RenalytixAI to achieve such due diligence events taking into account any recommendations suggested by the JSC. If the parties are unable to agree on the length of such reasonable extension within [*] of ISMMS’s receipt of the notice described above, the parties agree that the dispute will be submitted for Baseball Arbitration pursuant to Section 5.15.

5.1.5 Baseball Arbitration

(a) Selection of Baseball Expert and Submission of Positions. The parties will select and agree upon a mutually acceptable independent third party expert who is neutral, disinterested and impartial, and has relevant experience for the applicable dispute (the “Baseball Expert”). If the parties are unable to mutually agree upon a Baseball Expert within [*] following the delivery of the request for Baseball Arbitration, then upon request by either Party, the Baseball Expert will be an arbitrator appointed by Judicial and Mediation Services (“JAMS”), which arbitrator need not have the above-described experience. Once the Baseball Expert has been selected, each party will within [*] following selection of the Baseball Expert provide the Baseball Expert and the other parties (as applicable) with a written report setting forth its position with respect to the substance of the dispute and may submit a revised or updated report and position to the Baseball Expert within [*] of receiving the other parties’ report. If so requested by the Baseball Expert, each party will make oral submissions to the Baseball Expert based on such party’s written report, and each party will have the right to be present during any such oral submissions.

(b) JAMS Supervision. In the event the Baseball Expert is a JAMS arbitrator selected by JAMS, the matter will be conducted as a binding arbitration in accordance with JAMS procedures, (including that the arbitrator will adopt as his or her decision the position of one party, and not the other parties, as described below). In such event, the arbitrator may retain a third party expert with the same experience for the Baseball Expert to assist in rendering such decision, and the expenses of any such expert will be shared by the parties as costs of the arbitration.

(c) Determination by the Baseball Expert. The Baseball Expert will, no later than [*] after the last submission of the written reports and, if any, oral submissions, select one party’s position as his or her final decision, and will not have the authority to modify any party’s position or render any substantive decision other than to so select the position of one party as set forth in their respective written report. The decision of the Baseball Expert will be the sole, exclusive and binding remedy between them regarding the dispute submitted to such Baseball Expert.

(d) Location; Costs. Unless otherwise mutually agreed upon by the parties in writing, the in-person portion (if any) of such proceedings will be conducted in New York, NY. The parties agree that they will share equally the costs and fees of the Baseball Expert in connection with any proceeding under this Agreement, including the cost of the arbitration filing and hearing fees, the cost of any independent expert retained by the arbitrator and the cost of the arbitrator and administrative fees of JAMS if applicable. Each party will bear its own costs and attorneys’ and witnesses’ fees and associated costs and expenses incurred in connection with any proceeding under this Agreement.

(e) Timetable for Completion in [*]. The parties will use, and will direct the Baseball Expert to use, reasonable efforts to resolve a dispute within [*] after the selection of the Baseball Expert, or if resolution within [*] is not reasonably achievable, as determined by the Baseball Expert, then as soon thereafter as is reasonably practicable.

5.2 Diligence Reports. Within [*], RenalytixAI shall prepare and provide Mt. Sinai with a written report summarizing the activities under this Agreement (whether by RenalytixAI and/or Sublicensees), through such date of such report to develop, obtain Regulatory Approval to market, and commercialize Licensed Products sufficient to demonstrate performance under Section 5.1; provided, however, to the extent RenalytixAI prepares and files public reports including the information described above then such publicly file reports shall satisfy the obligation under this Section 5.2.

5.3 Trademarks. RenalytixAI and its Sublicensees shall have the right to determine the names and trademarks to use in connection with the promotion, marketing and sale of Licensed Products.

6. ISMMS COVENANTS

6.1 Non-Contravention. ISMMS will not knowingly license, transfer, sell or otherwise permit access to a third party commercial entity, or enter into any agreement or understanding to do so, either (i) a substantial portion of Licensed Information or (ii) Licensed Technology in a manner that, with respect to either of the foregoing, frustrates the intent of the exclusive grants above in the Field of Use.

7. COLLABORATION MANAGEMENT.

7.1 Alliance Managers. Promptly following the Effective Date, each party shall appoint a person to act as its alliance manager to coordinate its day-to-day business activities under this Agreement (each such person, an “Alliance Manager”). Each party shall have the right to change such appointment, in its sole discretion, and shall notify in writing the other party as soon as practicable upon making, and changing, this appointment. The Alliance Managers shall be the primary day-to-day business contacts under this Agreement.

7.2 Joint Steering Committee.

7.2.1 The JSC shall comprise three (3) named representatives of ISMMS and three (3) named representatives of RenalytixAI Each party shall have the right to change such appointment, in its sole discretion, and shall notify in writing the other party as soon as practicable upon making, and changing, this appointment.

7.2.2 The JSC shall be responsible for (a) facilitating the exchange of information between the parties, (b) facilitating the transfer of the Licensed Information and Licensed Technology to RenalytixAI hereunder, (c) discussing patent strategy (with the input of outside patent counsel), (d) reviewing new projects in development, and (e) communicating between the parties regarding the activities contemplated by this Agreement.

7.2.3 The JSC shall meet not less than once each calendar quarter during the Access Period. Such meetings shall be held on such dates and at such times and places as mutually agreed by the parties. Upon the mutual agreement of the parties, any such meeting may be conducted by conference telephone or videoconference. Each party may permit such visitors to a meeting of the JSC as mutually agreed by the parties prior to such meeting. Each party shall be responsible for its own costs in connection with the meetings of the JSC.

7.2.4 The JSC will have solely the roles and responsibilities assigned to it in this Section 7.2. No decision by the JSC may: (i) amend, modify or waive compliance with this Agreement; or (ii) violate ISMMS’s standard operating rules and procedures or laws.

8. INTELLECTUAL PROPERTY RIGHTS.

8.1 Prosecution and Maintenance.

8.1.1 Patent Prosecution. ISMMS shall control the Prosecution of Licensed Patent Rights and the selection of patent counsel using patent counsel reasonably acceptable to RenalytixAI. Except as otherwise mutually agreed in writing by the parties, ISMMS shall Prosecute the Licensed Patent Rights in the Patent Jurisdictions and no other Jurisdictions. ISMMS shall consider in good faith the interests of RenalytixAI in so doing. ISMMS will provide RenalytixAI with (a) an advance copy of any draft patent application (to the extent practicable under the circumstances) and other filing or submission; (b) a copy of each such application, filing or submission promptly after filing or submission; (c) copies of all correspondence and communications regarding Prosecution matters; and (d) prompt written notice of any interference, opposition, reexamination request, nullity proceeding, appeal or other similar action. ISMMS will coordinate with RenalytixAI regarding all Prosecution matters and consider any comments from RenalytixAI in good faith; provided, however, that ISMMS shall have final authority regarding all Prosecution decisions. RenalytixAI acknowledges that ISMMS shall remain the sole client of such patent counsel and in every case shall retain the right to make the final decision with respect to any Prosecution matter.

8.1.2 Patent Expenses. RenalytixAI shall pay, within [*] of invoice, all expenses for Prosecuting the Licensed Patent Rights in Patent Jurisdictions, including without limitation, any taxes, annuities or maintenance fees on such Licensed Patent Rights. RenalytixAI agrees to receive such invoices directly from patent counsel, with ISMMS receiving a copy of such invoice. RenalytixAI shall pay such invoices directly to patent counsel with written confirmation of payment to ISMMS. Further, the parties agree to enter into a mutually acceptable common legal interest and billing agreement with patent counsel.

8.1.3 Patent Reimbursement. Within [*] after the Effective Date, RenalytixAI will reimburse ISMMS for all accrued attorneys’ fees, expenses, official fees and all other charges accumulated prior to the Effective Date incident to the Prosecution of the Licensed Patent Rights, which amount is currently estimated at up to [*] as of May 1, 2018 that is subject to change. In addition to such accrued, unreimbursed patent expenses, RenalytixAI shall reimburse ISMMS for all ongoing patent prosecution expenses in all Patent Jurisdictions, regardless of the presence or absence of a Client and Billing Agreement, with [*] of invoice. To be clear, RenalytixAI will reimburse ISMMS for all relevant patent expenses after Effective Date and prior to execution of a Client and Billing Agreement.

8.1.4 Patent Extension. RenalytixAI shall, within [*] of the triggering event, notify ISMMS of any Regulatory Approval for any Licensed Product for which an application for patent term extension may be based, including with respect to any third party product, or any other event in any Jurisdiction that would enable ISMMS or RenalytixAI as appropriate to apply for patent term extension or other regulatory or marketing exclusivity or extension thereof in any Jurisdiction. The parties agree to cooperate fully with each other to provide any information or documentation necessary to support an application for patent term extension or other regulatory or marketing exclusivity.

8.1.5 Failure to Timely Pay Patent Expenses. Should RenalytixAI decline or fail to pay by the deadline set forth herein the costs and legal fees for the Prosecution of any Licensed Patent Rights in a Patent Jurisdiction payable under this Agreement, ISMMS may, at its sole discretion, elect to exclude by written notice the particular Licensed Patent Right from this Agreement.

8.2 Infringement.

8.2.1 Notice. In the event that either party becomes aware of any suspected infringement of any Licensed Patent Right or of any Infringement Action, such party shall promptly notify the other party thereof. RenalytixAI and ISMMS will consult each other in a timely manner concerning any appropriate response to such suspected infringement or Infringement Action.

8.2.2 Infringement Procedure.

(a) (i) As between the parties, RenalytixAI will have the first right to pursue any Infringement Action against an infringing third party at its own expense, and (ii) if, within [*] after becoming aware of any suspected infringement or Infringement Action, RenalytixAI has not elected not to initiate, defend, or otherwise resolve such Infringement Action, then ISMMS shall have the right, but not the obligation, to initiate, control, pursue, and/or defend such Infringement Action at its own expense.

(b) The party controlling any Infringement Action shall use reasonable efforts to: (i) inform the other party of the status of such Infringement Action on a regular basis; (ii) provide to the other party copies of any documents relating to the Infringement Action promptly upon receipt from any third party and/or, if practicable, prior to filing such documents; (iii) consult with the other party regarding such Infringement Action; and (iv) consider any comments from the other party in good faith. The party without primary control of an Infringement Action shall cooperate, at controlling party’s expense, with the party controlling such Infringement Action to the extent reasonably possible, including joining the Infringement Action if necessary or desirable.

(c) No party may enter into a settlement of any Infringement Action that (i) adversely affects the scope, validity or enforceability of the Licensed Patent Rights, (ii) grants a license, covenant not to sue or other immunity under the Licensed Patent Rights, or (iii) includes admission of fault or wrongdoing on behalf of the other party, without the prior written consent of such other party. For clarity, if the settlement of any Infringement Action includes granting a Sublicense, RenalytixAI shall pay to ISMMS royalties on any Net Sales by such Sublicensee and a percentage of Sublicense Income, if applicable, in accordance with Article 4 in addition to any other share of recoveries due to ISMMS under this Section. For avoidance of doubt, if, for the purposes of an Infringement Action, a license granted as a non-revenue cross License shall be considered as a Sublicense and the Fair Market Value of such cross license shall be considered Sublicense Income.

8.2.3 Recoveries.

(a) Any recovery obtained by RenalytixAI as a result of any Infringement Action, by settlement or otherwise, shall be applied in the following order of priority: (i) first, to reimburse the parties for all litigation costs (including attorneys’ fees) incurred in connection with such proceeding and not otherwise recovered; and (ii) second, the remainder of the recovery shall be shared equally between the parties.

(b) Any recovery obtained by ISMMS as a result of any Infringement Action, by settlement or otherwise, shall be applied in the following order of priority: (i) first, to reimburse the parties for all litigation costs (including attorneys’ fees) incurred in connection with such proceeding and not otherwise recovered; and (ii) second, the remainder of the recovery shall be retained by ISMMS.

9. CONFIDENTIALITY.

9.1 “Confidential Information” means any and all information of a party (the “Disclosing Party”), or such information of such party’s Affiliates or of third parties provided on behalf of such party to the other party (“Receiving Party”), that is disclosed in tangible form marked as “ confidential” upon disclosure or, if disclosed in oral or other intangible form, is identified as confidential at the time of disclosure and summarized in a writing that is marked as “confidential” and provided to the Receiving Party within [*] of the intangible disclosure, provided however that failure to so mark, identify, or summarize shall not alter the status of such information as Confidential Information if a reasonable person would, based on the content and/or context of the disclosure, recognize such disclosure was intended as confidential. Notwithstanding the foregoing, Confidential Information shall not include information that the Receiving Party can demonstrate by written and/or electronic records: (i) is available to the public at the time of disclosure hereunder or, after disclosure, becomes a part of the public domain by publication or otherwise, through no breach by the Receiving Party; (ii) is already properly possessed by the Receiving Party prior to receipt from the Disclosing Party; (iii) was received by the Receiving Party without obligation of confidentiality or limitation on use from a Third party who had the lawful right to disclose such information; or (iv) was independently developed by or for the Receiving Party by any person or persons who had no knowledge or benefit of the Disclosing Party’s Confidential Information, where the written or electronic records demonstrating such exception were created contemporaneously with such independent development.

9.2 Confidentiality. The Receiving Party shall maintain in confidence and not disclose to any third party any of Disclosing Party’s Confidential Information, using the same degree of care it uses to protect its own confidential information of a similar nature but in no event using less than a reasonable degree of care. The Receiving Party will use Disclosing Party’s Confidential Information solely for the purpose of exercising its rights and performing its obligations under this Agreement and only during the Term. For clarity, except as provided for herein, a Receiving Party shall not use a Disclosing Party’s Confidential Information for regulatory or patent filing purposes, or for initiation or pursuit of any proceeding to challenge the patentability, validity, or enforceability of any patent application or issued patent (or any portion thereof) that is owned or controlled by Disclosing Party (including, e.g., via pre-issuance submissions, post grant review, or inter partes review). Any such excluded use is hereby deemed a material breach of this Agreement and in such event, notwithstanding anything to the contrary herein, the non-breaching party shall have the right to terminate this Agreement immediately upon notice to the breaching party and seek resolution of such dispute in any court of competent jurisdiction notwithstanding any provisions herein regarding resolution of disputes between the parties. The Receiving Party will cause its employees, independent contractors, Affiliates, and Sublicensees (“Recipient Individuals”) have access to Disclosing Party’s Confidential Information only on a need to know basis, are informed of the obligations attaching to such Confidential Information in advance of being given access to it, and are required to comply with such Receiving Party’s obligations under this Agreement. The Receiving Party shall be fully responsible to Disclosing Party for such compliance by its Recipient Individuals. If such Recipient Individual is not an employee of a party hereto, then Recipient will cause each of its Recipient Individuals to enter into a legally binding confidentiality agreement or otherwise be bound by ethical obligations, at least as strict as the confidentiality obligations and use restrictions herein, with such Recipient Individual prior to disclosing Disclosing Party’s Confidential Information to such Recipient Individual, and Receiving Party will be fully responsible to Disclosing Party for compliance with such obligations and restrictions by such Recipient Individual.

9.3 Permitted Disclosures. Notwithstanding Sections 9.2 and 9.4, the Receiving Party may disclose Disclosing Party’s Confidential Information to the limited extent (i) required by the regulations and rules of any relevant stock exchange or automated quotation systems, or (ii) required by Law, court order, other Governmental Authority with jurisdiction, provided that the Receiving Party in the case of disclosure under point (ii) (a) uses reasonable efforts the Disclosing Party, to the extent legally permissible, with written notice of such requirement, (b) uses no less than reasonable efforts to obtain confidential treatment of such Disclosing Party’s Confidential Information by such court or Governmental Authority, and (c) cooperates, at the Disclosing Party’s written request and expense, with the Disclosing Party’s reasonable legal efforts to prevent or limit the scope of such required disclosure; the Receiving Party shall in all other respects continue to hold such Confidential Information as confidential and subject to all obligations of this Article 9. The Receiving Party’s obligations of confidentiality and non-use restrictions as set forth in this Article 9 shall remain in effect for a period of [*] from receipt of the Confidential Information from the Disclosing Party.

9.4 Terms of this Agreement. Each party agrees to treat the terms and conditions of this Agreement as the Confidential Information of the other party, provided however that in addition to the above exceptions, each party shall be free to disclose any of the terms of this Agreement (i) to the extent that a party is advised by its counsel that it is required to do so by the regulations or rules of any relevant stock exchange or automated quotation system, (ii) to actual or prospective Sublicensees, (iii) to its accountants, attorneys and other professional advisors, or (iv) in connection with a potential or actual financing, merger, consolidation, acquisition or a permitted assignment of this Agreement; provided that in the case of any disclosure under clause (ii), (iii), or (iv) above, the recipient(s) are obligated and do so undertake to keep such terms of this Agreement confidential to the same extent as said party (said party being fully responsible to the other party for such recipients’ compliance). Except as otherwise set forth in this Agreement, the parties may issue a press release regarding entering into, or the terms and conditions of, this Agreement only upon mutual written agreement and, if so, will cooperate to determine the timing and content of such press release.

9.5 Use of Either Party’s Name. Except to the extent required by Law, court order, other Governmental Authority with jurisdiction or the regulations or rules of any relevant stock exchange or automated quotation system, each party and its Affiliates, Sublicensees, employees and agents may not use the name, logo, seal, trademark, or service mark of the other party, including any school or organization of ISMMS, or, any faculty member, student, employee, officer, director, trustee, or other representative of such other party (or any adaptation of any of the foregoing) without the prior written consent of such other party, which consent will be granted or denied in that party’s sole discretion.

9.6 Publications. The parties recognize the interest of scientists to publish and present the results of their research and development in order to obtain recognition within the scientific community and to advance the state of scientific knowledge. The parties also recognize that patent rights can be jeopardized by public disclosure prior to the filing of appropriate patent applications. Therefore, prior to submission to a publisher or other public disclosure, ISMMS shall submit to RenalytixAI for review each proposed publication or other public disclosure of Licensed Technology disclosed to RenalytixAI pursuant to Section 3.1.5 (“Manuscript”). RenalytixAI shall have [*] from the date submitted to review such Manuscript. If within such [*] period, RenalytixAI notifies ISMMS in writing that the Manuscript includes RenalytixAI Confidential Information, specifically pointing out where such Confidential Information appears in the Manuscript, then ISMMS shall cause such Confidential Information to be removed from the Manuscript prior to submission for publication or making any other public disclosure of the Manuscript. If within such [*] period, RenalytixAI requests in writing a delay of publication to allow for patent application filing, then ISMMS shall delay submission for publication or other public disclosure until the later of (a) [*] from the date of the initial submission of the Manuscript to RenalytixAI (or such longer period as mutually agreed by the parties), or (b) the filing of such patent application.

10. INDEMNIFICATION AND INSURANCE.

10.1 By RenalytixAI. RenalytixAI shall indemnify, defend and hold harmless ISMMS, and its trustees, directors, officers, faculty, employees and agents, from and against all losses, liabilities, damages and expenses, including reasonable attorneys’ fees and costs (collectively, “Liabilities”), resulting from any claims, demands, actions or other proceedings by any third party to the extent resulting from (a) any breach of RenalytixAI under this Agreement; (b) the use of the Licensed Information, Licensed Technology or Licensed IP Rights by RenalytixAI, its sublicensees, assignees, vendors, service providers, or respective Affiliates of any of the foregoing; (c) the Development or Commercialization of Licensed Products by or on behalf of RenalytixAI, its Sublicensees or their respective Affiliates, customers or end-users; or (d) the use of the Confidential Information of ISMMS by RenalytixAI, its Sub licensees or their respective Affiliates, except in each foregoing case to the extent such Liabilities result from the gross negligence or willful misconduct of ISMMS.

10.2 By ISMMS. ISMMS shall indemnify, defend and hold harmless RenalytixAI, and its directors, officers, employees and agents, from and against all Liabilities resulting from any claims, demands, actions or other proceedings by any third party to the extent resulting from the gross negligence or willful misconduct of ISMMS.

10.3 Procedure. If a party (the “Indemnitee”) intends to claim indemnification under this Section 10, it shall promptly notify the other party (the “Indemnitor”) in writing of any claim, demand, action or other proceeding for which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have the right to participate in., and, to the extent the Indemnitor so desires, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between the Indemnitee and any other party represented by such counsel in such proceeding. The obligations of this Article 10 shall not apply to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the consent of the Indemnitor, which consent shall not be unreasonably withheld, delayed or conditioned. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve the Indemnitor of any obligation to the Indemnitee under this Article 10, but the omission to so deliver written notice to the Indemnitor shall not relieve it of any obligation that it may have to any party claiming indemnification otherwise than under this Article 10. The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnitor and its legal representatives in the investigation of any claim, demand, action or other proceeding covered by this Article 10. Indemnitor shall not settle or compromise any claim or action in any manner that may impose restrictions or obligations on any Indemnitee, or that grants any rights to the Licensed Information, Licensed IP Rights, Licensed Technology, Licensed Products, or that concedes any fault or wrongdoing on the part of Indemnitee, without Indemnitee’s prior written consent. If Indemnitor fails or declines to assume the defense against any claim or action within [*] after notice thereof, then Indemnitee may assume and control the defense of such claim or action for the account and at the risk of Indemnitor, and any liabilities related to such claim or action will be conclusively deemed a liability of Indemnitor. The indemnification rights of the parties under this Article 10 are in addition to all other rights that a party may have at law, in equity or otherwise.

10.4 Insurance. Each party shall maintain insurance with respect to its activities under this Agreement regarding Licensed Products in such amount as such party customarily maintains with respect to similar activities for its other products, but not less than such amount as is reasonable and customary in the industry. Without limiting the foregoing, RenalytixAI will procure and maintain insurance policies during the Term and a period thereafter corresponding to longest statute of limitations for any potential claim thereunder for: (a) comprehensive general liability with minimum limits of [*] per occurrence/ [*] in the aggregate, covering bodily injury and personal injury to any person, property damage, and contractual liability, naming ISMMS as additional insured on a primary and non-contributory basis; (b) professional liability insurance, with minimum limits of [*] per occurrence/ [*] in the aggregate, covering the RenalytixAI and its professional employees or other personnel for claims, including claims for bodily injury and emotional distress, arising out of or in connection with the rendering of diagnostic tests for Renal Indications and related professional services to patients/customers, naming ISMMS as additional insured on a primary and non-contributory basis; (c) directors and officers liability insurance, with minimum limits of [*] per occurrence/ [*] in the aggregate, covering RenalytixAI and its individual insureds including, but not limited to, all directors, officers, medical/clinical services directors, employees, volunteers, and committee members, for any alleged or actual managerial or other wrongful act, error or omission committed or performed in the course of or in connection with RenalytixAI’s operations; (d) cyber liability insurance, with minimum limits of [*] per occurrence/ [*] in the aggregate; coverage shall be sufficiently broad to cover the services and operations of RenalytixAI and shall include, but not be limited to, (i) defense costs and indemnity coverage for third party claims arising out of cyber-attack, cyber terrorism, privacy breach, virus transmission, denial of service, transmission of viruses/malware, information theft, release of private information, damage to or destruction of electronic information or data (including costs to restore such information or data), extortion and network security (including ransomware and social engineering) and any related regulatory investigation or proceeding, including regulatory fines, penalties, and defense costs, and (ii) first party coverage for privacy breach response expenses (for forensic investigation, notification of potentially affected parties, credit/identity monitoring, and any related regulatory fines, penalties and defense costs), and other first party loss resulting from cyber-attack, cyberterrorism, privacy breach, virus transmission, denial of service, transmission of viruses/malware, information theft, release of private information, damage to or destruction of electronic information or data (including costs to restore such information or data), and extortion and network security (including ransomware and social engineering); and (e) errors and omissions (E&O) insurance, with minimum limits of [*] per occurrence/ [*] in the aggregate, covering losses from any acts, errors, omissions, negligence, breach of duty or misrepresentations relating to RenalytixAI’s operations or its obligations under this Agreement.

10.5 ISMMS may review periodically the adequacy of the minimum amounts of insurance for each type of coverage required by this Article 10, and ISMMS reserves the right to require RenalytixAI to adjust the limits accordingly.

11. TERM AND TERMINATION.

11.1 Term. This Agreement shall commence on the Effective Date and shall continue for the Term unless earlier terminated as provided for herein. Upon expiration of the Royalty Term with respect to a Licensed Product and payment in full of all amounts owed hereunder with respect to such Licensed Product, RenalytixAI shall have a non-exclusive, fully paid up, perpetual license for such Licensed Product in such Jurisdiction.

11.2 Termination by ISMMS.

11.2.1 Failure to Pay License Fee. Notwithstanding anything else herein to the contrary, If RenalytixAI fails to pay the License Fee in accordance with Section 4.1, ISMMS shall have the right to terminate this Agreement as provided in Section 4.1.

11.2.2 For Cause. ISMMS may give written notice of default to RenalytixAI, if RenalytixAI: (i) materially breaches any obligation, covenant, condition, or undertaking of this Agreement to be performed by it hereunder (including e.g. if RenalytixAI should cease or fail to undertake Commercially Reasonable Efforts with respect to Licensed Products, fail to make any payment at the time such payment is due, fail to maintain the insurance coverage required hereunder, or fail to timely and sufficiently submit any Quarterly Report or Annual Progress Report); (ii) fails to achieve any diligence event described in Section 5.1.2. If RenalytixAI should fail to cure such default within sixty (60) days of such notice, this Agreement, and all of the rights, privileges, and license granted hereunder, shall automatically terminate at the end of such sixty (60) days provided however, that prior to ISMMS providing RenalytixAI with a written notice of default starting such cure period as provided for by this Article 11.2.2, the parties shall first attempt in good faith to resolve such dispute by negotiation and consultation between themselves for a period not to exceed thirty (30) days.

11.2.3 Immediate Termination. If RenalytixAI experiences an Event of Bankruptcy then RenalytixAI shall notify ISMMS immediately. For purposes of this provision, the term “Event of Bankruptcy” means, with respect to a party: (a) filing by such party in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the party or of its assets; (b) such party being served with an involuntary petition against such party, filed in any insolvency proceeding, where such petition has not been dismissed within sixty (60) days after the filing thereof; (c) such party proposing or being a party to any dissolution or liquidation of such party; or (d) such party making a general assignment for the benefit of creditors. ISMMS has the right to immediately terminate this Agreement after sixty (60) days of such notice of an Event of Bankruptcy provided that RenalytixAI has not provided to ISMMS sufficient documentation that demonstrates RenalytixAI is no longer under an Event of Bankruptcy.

11.2.4 Challenge of Patents. RenalytixAI acknowledges and agrees that nothing herein shall be construed as preventing it from challenging the validity or enforceability of the Licensed Patent Rights at any time. In the event that RenalytixAI, its Affiliate or Sublicensee shall, however, challenge the validity or enforceability of any of the Licensed Patent Rights in any forum through any means, or otherwise indicate the remittance of any payment due under this Agreement is made under protest or with any objection, RenalytixAI agrees that ISMMS shall have the right, but not the obligation, in addition to any other remedy it may have available to it at law and/or in equity, to terminate this Agreement immediately upon providing written notice of the same to RenalytixAI. ISMMS in response to such challenge by RenalytixAI or following termination by ISMMS under this subsection may seek redress in any court of competent jurisdiction in its sole discretion notwithstanding Section 12.1 or any other provision of this Agreement.

11.3 Termination by RenalytixAI. RenalytixAI may terminate this Agreement at any time upon ninety (90) days prior written notice to ISMMS.

11.4 Effect of Termination.

11.4.1 Continuing Obligations of RenalytixAI. Termination shall not relieve RenalytixAI of any monetary or any other obligation or liability accrued hereunder prior to the effective date of such termination, or rescind or give rise to any right to rescind any payments made or other consideration given to ISMMS hereunder prior to the effective date of such termination; nor shall such termination affect in any manner any rights of ISMMS arising under this Agreement prior to the date of such termination. RenalytixAI shall pay all attorneys’ fees and costs incurred by ISMMS in enforcing any obligation of RenalytixAI or accrued right of ISMMS including, but not limited to, attorney’s fees.

11.4.2 Termination of this Agreement shall be without prejudice to any rights which shall have accrued to the benefit of a party prior to such termination. Without limiting the foregoing, Sections 1, 3.2-3.5, 4, 9, 10, 11.4 and 12 shall survive any termination of this Agreement.

11.4.3 Upon any termination of this Agreement, RenalytixAI shall have the right to retain, use and exploit improvements to RenalytixAI owned software or RenalytixAI owned algorithms generated through the use, in whole or in part, of the Licensed Information during the Access Period.

11.4.4 Except as otherwise expressly set forth in this Agreement, promptly upon the termination of this Agreement, each party shall return to the other party all tangible items regarding the Confidential Information of the other party and all copies thereof; provided, however, that each party shall have the right to retain one (1) copy for its legal files for the sole purpose of determining its obligations hereunder.

11.4.5 Upon expiration or termination (except termination for cause) of this Agreement by either party, RenalytixAI shall provide ISMMS with a written inventory of all Licensed Products in process of manufacture, in use, or in stock.

11.4.6 RenalytixAI may dispose of any such Licensed Products within the ninety (90) day period following such expiration or termination; provided, however, that RenalytixAI shall pay royalties and render reports to ISMMS thereon in the manner specified herein as if this Agreement were still in effect.

11.4.7 Licensed Product Data. A copy of all Licensed Product Data must be transferred to ISMMS within forty-five (45) days of termination of this Agreement for any reason, and shall become the sole property of ISMMS and shall owe RenalytixAI no further duty or accounting with respect to same.

12. MISCELLANEOUS.

12.1 Governing Law: Venue. This Agreement shall be governed by, interpreted and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles thereof. Except with respect to termination pursuant to Section 11.2.4, the federal and state courts located in the State of New York shall have jurisdiction over the parties hereto in all matters arising hereunder, and the exclusive venue for any such action shall be a state or federal court located in New York, New York.

12.2 Waiver. No waiver by a party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default. Unless otherwise specified, all remedies are cumulative.

12.3 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or delegated, in whole or part, by either party without the prior express written consent of the other; provided, however, that either party may, without the written consent of the other, assign this Agreement and its rights and delegate its obligations hereunder in connection with the transfer or sale of all or substantially all of its business to which this Agreement relates, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any permitted assignment will not relieve RenalytixAI of responsibility for performance of any obligation of RenalytixAI that has accrued at the time of the assignment. Any assignment granted, or purported assignment in violation of this Section 12.3 shall be void.

12.4 Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners or joint venturers of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

12.5 Further Actions. Each party shall use reasonable efforts in (a) execution, acknowledgment and delivery of such further documents and instruments and (b) in performance of all such other acts as may be reasonably necessary in order to carry out the purposes and intent of this Agreement.

12.6 Notices. All requests and notices required or permitted to be given to the parties hereto shall be given in writing, shall expressly reference the section(s) of this Agreement to which they pertain, and shall be delivered to the other party personally or by globally recognized express delivery service, charges prepaid, at the appropriate address as set forth below or to such other addresses as may be designated in writing by the parties from time to time during the term of this Agreement. Any such notice provided under this Section 12.6 shall be effective upon the earlier of: (a) receipt; or (b) if provided by a globally recognized express delivery service, five (5) days from transmittal by ISMMS.

If to ISMMS:             Icahn School of Medicine at Mount Sinai

   One Gustave L. Levy Place, Box 1675

   New York, New York 10029

   Attn: Senior Vice President

With a copy

of legal notices to:      Icahn School of Medicine at Mount Sinai

   One Gustave L. Levy Place, Box 1099

   New York, NY 10029

   Attn: Office of General Counsel

If to RenalytixAI:       Renalytix AI, plc

   Avon House

   19 Stanwell Road, Penarth

   Cardiff, UK CF64 2EZ

   Attn: President

With a copy to:         Cooley LLP

   1114 Avenue of the Americas

   New York, NY 10036

   Attention: Ivor Elrifi

12.7 Force Majeure. Nonperformance of a party (other than with respect to any obligation for payments provided hereunder) shall be excused to the extent such nonperformance is caused by circumstances reasonably outside of the control of the nonperforming party, including, without limitation, acts of war, acts of terrorism, strike, fire, earthquake, flood, governmental acts or orders or restrictions, failure of suppliers or contractors; provided, however, that the nonperforming party shall use reasonable efforts to resume performance as soon as reasonably practicable.

12.8 LIMITATION OF LIABILITY. IN NO EVENT SHALL A PARTY BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, INCLUDING LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS SECTION 12.8 IS INTENDED TO LIMIT OR RESTRICT THE RIGHTS OR LIABILITIES OF EITHER PARTY UNDER SECTIONS 9 AND 10 ABOVE.

12.9 Complete Agreement. This Agreement, together with all attached Exhibits, constitutes the entire agreement between the parties regarding the subject matter hereof, and all prior representations, understandings and agreements regarding the subject matter hereof, either written or oral, expressed or implied, are superseded and shall be void and of no effect.

12.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and together shall be deemed to be one and the same agreement. Execution of this Agreement may be accomplished via facsimile or via email exchange of signed PDF execution copies.

12.11 Severability and Reformation. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, then the remaining provisions of this Agreement will remain in full force and effect. Such invalid or unenforceable provision shall be revised by such court to be a valid or enforceable provision that comes as close as permitted by law to the parties’ original intent.

12.12 Compliance with Laws. RenalytixAI must comply with all prevailing laws that apply to its activities or obligations under this Agreement. For example, RenalytixAI will comply with applicable United States export laws. The transfer of certain technical data and commodities may require a license from the applicable agency of the United States government and/or written assurances by RenalytixAI that RenalytixAI will not export data or commodities to certain foreign countries without prior approval of the agency. ISMMS does not represent that no license is required, or that, if required, the license will issue.

12.13 Marking. RenalytixAI shall, and agrees to require its Affiliates and Sublicensees to, comply with any marking requirements of the intellectual property Laws of the applicable countries in the Territory to the extent any failure to do so would materially and adversely affect the Licensed Patent Rights or any Licensed Product, or either party’s ability to avail itself of all potential remedies for any infringement of the Licensed Patent Rights, and particularly agrees to permanently and legibly mark all Licensed Products made, used, reproduced, or sold under the terms of this Agreement, or their respective containers.

12.14 Construction. The captions or headings to the several sections hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation. This Agreement shall be interpreted without regard to any presumption or rule requiring construction against the party causing this Agreement to be drafted. Except as otherwise explicitly specified to the contrary in this Agreement, (a) the words “ hereof,” “ herein,” “hereby,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement shall include all subsections thereof, (b) references to a section or exhibit means a section of, or exhibit to, this Agreement, (c) definitions shall be equally applicable to both the singular and plural forms of the terms define, d and references to the masculine, feminine or neuter gender shall include each other gender, (d) the words “include,” “ includes” and “ including”

shall be deemed to be followed by the words “without limitation,” “inter alia” or words of similar import (e) references to a rule, statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time, (f) references to a particular Governmental Authority include any successor agency or body to such Governmental Authority, (g) references to “dollars” or “$” means United States dollars, (h) the word “ will” shall be construed to have the same meaning and effect as the word “shall,”, (i) provisions that require that a party or the parties “agree,” “consent” or “approve” or the Like shall require that such agreement, consent or approval be specific and in writing. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed by their duly-authorized representatives as of the Effective Date.

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:	/s/ Erik Lium
Name:	Erik Lium
Title:	Senior Vice President
5/30/2018 | 7:26 PM EDT

RENALYTIX AI, plc

By:	/s/ James McCullough
Name:	James McCullough
Title:	Chief Executive Officer
5/30/2018 | 7:29 PM EDT

Amendment No. 1 to EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

between

Icahn School of Medicine at Mount Sinai and Renalytix AI, plc

This Amendment No.1 (the “Amendment”), effective as of September 1, 2018, is entered into by and between Icahn School of Medicine at Mount Sinai, a New York not-for-profit education corporation, having a principal place of business at One Gustave L. Levy Place, New York, NY 10029 (“ISMMS”) and RENALYTIX AI, plc., a United Kingdom public limited company (“RenalytixAI”), having a place of business at Avon House, 19 Stanwell Road, Penarth, Cardiff, UK CF64 2EZ.

WHEREAS, ISMMS and RenalytixAI entered into an exclusive license and collaboration agreement (Agr. No. 15250) with an effective date of May 30, 2018 (the “Agreement”);

WHEREAS, the parties intend to amend the Agreement for the purpose of clarifying rights and obligations thereunder;

NOW THEREFORE, in consideration of the mutual obligations in this Amendment and for other good consideration, the receipt and sufficiency of which are hereby acknowledged, ISMMS and RenalytixAI hereby agree as follows:

1. All capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

2. Section 1.4 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“1.4 “Applicable Royalty Rate” means the percentage, which shall not be less than (a) [*] and shall not be more than five and one-half percent (5 1⁄2%) with respect to a Licensed Product covered by a Valid Claim, or (b) three and one-half percent (3 1⁄2%) and shall not be more than [*] with respect to a Licensed Product not covered by a Valid Claim negotiated in good faith by the parties.”

3. Section 1.39 of the Agreement is hereby amended to add, as the final sentence, the following:

“By way of non-limiting examples, a Licensed Product may be a(n) (i) LDT prognostic and/or diagnostic product, (ii) IVD prognostic and/or diagnostic product, (iii) companion diagnostic product or (iv) clinical management, selection of treatment and work-flow support product.

4. Section 1.54 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“1.54 “Royalty Term” means, on a Licensed Product-by-Licensed Product basis the period from the First Commercial Sale of such Licensed Product until the later of (a) expiration of the last Valid Claim of a Licensed Patent covering such Licensed Product; or (b) on a Jurisdiction-by-Jurisdiction basis, twelve (12) years from the First Commercial Sale of such Licensed Product in such Jurisdiction.”

5. Section 3.1.5 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“ISMMS grants to RenalytixAI a time-limited exclusive option to license ISMMS’s rights in technology (i) conceived after the Effective Date and prior to the end of the Exclusivity Period, (ii) within the Field of Use, (iii) disclosed between the parties, and (iv) reviewed in good faith by the JSC pursuant to Section 7.2.2, with such review specifically including (a) participation of all ISMMS inventors of such technology and (b) preparation of a preliminary development for such technology, including, without limitation, financial terms for such license that reflect the fair market value of the technology mutually agreed upon by the parties and by all associated ISMMS inventors. including, without limitation, a thorough fair market value analysis in accordance with Section 3.1.6 (“RenalytixAI Option”), and provided further, that such option shall convert to a non-exclusive option after the Exclusivity Period for the duration of the Access Period. RenalytixAI shall have one hundred twenty (120) days from receipt of notice of each such technology to elect in writing to exercise its option to such technology. Upon exercise of any RenalytixAI Option, the parties shall (i) amend the relevant exhibit of this Agreement to include the patent rights covering such patentable technology as a Licensed Patent Right promptly after filing the relevant patent, (ii) include the technology as Licensed Technology hereunder, and (iii) incorporate within the Agreement the initial development plan and all applicable terms therein. Should RenalytixAI decline or otherwise fail to exercise its option during the applicable one hundred twenty (120) day option period, ISMMS will be free to dispose of its interest in the relevant technology and patent rights without further obligation to RenalytixAI, and such technology subject to such option shall no longer be considered Licensed Technology hereunder. During the Exclusivity Period, ISMMS shall not knowingly grant to a third party any license to technology subject to the aforementioned option right prior to the expiry of the one hundred twenty (120) day option period.”

6. Second sentence of Section 3.1.6 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“In order to achieve the foregoing, the Applicable Royalty Rate and/or other consideration for each Licensed Technology shall be negotiated in good faith by the parties to reflect fair market value and comply with Internal Revenue Procedure Ruling 97-14 or successor IRS guidance (i) after any such Licensed Technology is conceived, and (ii) prior to exercise by RenalytixAI of a RenalytixAI Option to such Licensed Technology.”

7. Section 3.6 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“3.6 Access. ISMMS shall aggregate, De-identify and transfer to RenalytixAI the Licensed Information, and maintain a traceability key to correlate Licensed Information to common patients, in accordance with the schedule and requirements set forth in Exhibit B and a mutually acceptable data access agreement to be negotiated and entered into between the parties prior to beginning retrospective clinical validation (“Data Access Agreement”)

3.6.1 [*]

8. Section 4.3.2 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“4.3.2 During the applicable Royalty Term, RenalytixAI shall pay to ISMMS royalties equal to the Applicable Royalty Rate times the Net Sales. In accordance with Section 3.1.6 the Applicable Royalty Rate for any Licensed Product that shall be clinically validated by the parties pursuant to a further clinical validation agreement and subject to the Clinical Utility Study described in Section 4.14 is (a) five percent (5%) if and when covered by a Valid Claim of a Licensed Patent, and (b) four percent (4%) if and when not covered by a Valid Claim of a Licensed Patent.”

9. Section 4.3.3 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“4.3.3 If RenalytixAI, its sublicensees or their respective Affiliates become required to pay royalties to any third party in order to exercise its rights hereunder regarding a Licensed Product not contemplated or reasonably foreseen prior to the Effective Date, then RenalytixAI shall have the right to credit [*] of such third party royalty payments against the royalties owing to ISMMS under Section 4.3.2 with respect to sales of such Licensed Product; provided, however, that RenalytixAI shall not reduce the amount of such royalties paid to ISMMS by reason of this Section 4.3.3, with respect to sales of such Licensed Product, by more than [*] and further, should application of this this Section 4.3.3 and Section 4.3.4 be applicable with respect to such Sales of such Licensed Product the amount of such royalties paid to ISMMS with respect to sales of such Licensed Product after application of both provisions, shall not be reduced by more than [*]. Notwithstanding the foregoing, with respect to any Licensed Product that requires third party rights granted to RenalytixAI by the Joslin License, RenalytixAI shall not reduce the amount of such royalties paid to ISMMS by reason of this Section 4.3.3, with respect to sales of any such Licensed Product, by more than [*] (“Stacking Floor”) and further, should application of this this Section 4.3.3 and Section 4.3.4 be applicable with respect to such Sales of any such Licensed Product the amount of any such royalties paid to ISMMS with respect to sales of any such Licensed Product after application of both provisions, shall not be reduced by more than [*]; provided, also, that if RenalytixAI is able to cause a reduction to the amount of such royalty payments by RenalytixAI to Joslin in accordance with the Joslin License, the Stacking Floor for any Licensed Product requiring the use of intellectual property of the Joslin License shall be raised by a percentage equal to [*] of the royalty payment reduction obtained by RenalytixAI from Joslin. RAI shall provide ISMMS of notice of any such Joslin royalty payment reduction within five (5) business days of receipt.” The parties further agree that any of the foregoing consideration does not and shall not take into account the volume or value of any business generated between the parties. For the purposes of this Section 4.3.3 the “Joslin License” means that RenalytixAI license for certain intellectual property and know-how related to the use of TNFR and TNFR2 from Joslin and “Joslin” means the Joslin Diabetes Center, an independent, non-profit institution affiliated with the Harvard Medical School.”

10. Section 7.2.2 of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“7.2.2 The JSC shall be responsible for (a) facilitating the exchange of information between the parties, (b) facilitating the transfer of the Licensed Information and Licensed Technology to RenalytixAI hereunder, (c) discussing patent strategy (with the input of outside patent counsel), (d) reviewing new projects in development, (e) discussing potential uses of Licensed Information and/or Licensed Product Data outside of the Field of Use on a project-by-project basis, which for clarity, shall not be undertaken absent further written, signed agreement between the parties, and (f) communicating between the parties regarding the activities contemplated by this Agreement. For clarity, with respect to Section 7.2.2 (e), RAI acknowledges that certain uses of Licensed Information or Licensed Product Data may be inconsistent with the Data Access Agreement, ISMMS obligations, ISMMS policies, protocols, informed consents, or applicable law, and as such ISMMS’s discussion of any project pursuant to this Section 7.2.2 (e). shall not in any way be construed as a waiver of any rights hereunder nor a grant of any right whatsoever unless and until it receives ISMMS’s explicit approval for same through further written mutual agreement duly executed by the parties.”

11. Exhibit D “Licensed Patent Rights” of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“Exhibit D”

Licensed Patent Rights

All other terms and conditions to the Agreement remain unchanged and in full force and effect except to the extent modified by the terms and conditions of this Amendment. The Agreement, as modified by this Amendment, contains the entire understanding of the parties with respect to the subject matter contemplated herein.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment.

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI		RENALYTIX AI

By:	/s/ Erik Lium	By:	/s/James McCullough
Name: Erik Lium Title: Executive Vice President Date: 10/2/2018		Name: James McCullough Title: CEO Date: October 5, 2018

AMENDMENT NO. 2 TO EXCLUSIVE LICENCE AND COLLABORATION AGREEMENT

BETWEEN

Icahn School of Medicine at Mount Sinai and Renalytix AI, plc

This Amendment No. 2 (the “Amendment”), effective as of September 2, 2018, is entered into by and between Icahn School of Medicine at Mount Sinai, a New York not-for-profit education corporation, having a principal place of business at One Gustave L. Levy Place, New York, NY 10029 (“ISMMS”) and RENALYTIX AI, plc., a United Kingdom public limited company (“Renalytix AI”), having a place of business at Avon House, 19 Stanwell Road, Penarth, Cardiff, UK CF64 2EZ.

WHEREAS, ISMMS and Renalytix AI entered into an exclusive license and collaboration agreement (Agr. No. 15250) with an effective date of May 30, 2018 and amended such agreement by entering into the Amendment No. 1 with an effective date of September 1, 2018 (Agr. No. 15250A1) (collectively, the “Agreement”);

WHEREAS, the parties intend to amend the Agreement for the purpose of clarifying rights and obligations thereunder;

NOW THEREFORE, in consideration of the mutual obligations in this Amendment and for other good consideration, the receipt and sufficiency of which are hereby acknowledged, ISMMS and Renalytix AI hereby agree as follows:

1. All capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

2. Section 2.2 of the Agreement shall be amended by including an additional subsection as follows:

“2.2.2 During the period ending no earlier than the first anniversary of the admission of the ordinary shares of Renalytix AI to trading on AIM, the market operated by London Stock Exchange plc, Renalytix AI shall not, and shall cause any Affiliates of Renalytix AI not to, engage as its Principal Business in the provision of Outreach Testing Services in the Restricted Territory. For purposes of this Section 2.2.2, the following terms have the indicated meanings:

“Outreach Testing Services” means all clinical laboratory testing services except molecular biology testing, genetic testing, pathology and flow cytometry (other than as related to CT/NG, HPV and GYN cytopathology).

“Principal Business” means a subsidiary, division or segment of Renalytix AI that is engaged in providing Outreach Testing Services with annual net revenues (excluding any revenue derived from providing Outreach Testing Services to nursing home facilities) in excess of [*]% of the aggregate net revenues of Renalytix AI.

“Restricted Territory” means the boroughs of Brooklyn, Queens, Bronx, Staten Island and Manhattan in New York, New York and the counties of Nassau and Suffolk in the state of New York.”

3. Section 5.1.2(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(a) The closing of equity or convertible debt financing(s) of Renalytix AI with aggregate proceeds of not less than $25,000,000 within six (6) month after the Effective Date.”

4. Exhibit D “Licensed Patent Rights” of the Agreement shall be deleted and hereby replaced in its entirety with the following:

“Exhibit D

Licensed Patent Rights

[Intentionally left blank]”

All other terms and conditions to the Agreement remain unchanged and in full force and effect except to the extent modified by the terms and conditions of this Amendment. The Agreement, as modified by this Amendment, contains the entire understanding of the parties with respect to the subject matter contemplated herein.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment.

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI		RENALYTIX AI

By:	/s/ Erik Lium	By:	/s/ James McCullough
Name: Erik Lium		Name: James McCullough
Title: Executive Vice President		Title: CEO
Date: 10/11/2018 | 8:01 AM EDT		Date: 10-11-2018